UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: March 12, 2013		Signed: /s/ Paul Bachand
	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: March 12, 2013		Signed: /s/ Paul Bachand
	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release:  Immediate      March 12, 2013

CANADIAN PACIFIC ANNOUNCES FILING OF FORM 40-F

CALGARY — Canadian Pacific (TSX:CP)(NYSE:CP) announced today that it has completed the filing of its 2012 annual report on Form 40-F with the U.S. Securities and Exchange Commission. A copy of the Form 40-F is available on CP’s website at www.cpr.ca.

Shareholders may request a printed copy of the complete 2012 audited financial statements, free of charge, by email to shareholder@cpr.ca or by regular mail to Shareholder Services, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, AB T2P 4Z4.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media Ed Greenberg Tel: 612-849-4717 24/7 Media Pager: 855-242-3674 ed_greenberg@cpr.ca	Investor Relations Janet Weiss Tel: 403 319-3591 investor@cpr.ca